UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________

SCHEDULE 13D
(Amendment No. )
Under the Securities Exchange Act of 1934

Tanger Factory Outlet Centers, Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

875465 10 6
(CUSIP Number)

Raymond Y. Lin Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 875465 10 6
1	Name of Reporting Person: Steven B. Tanger
2	Check The Appropriate Box If A Member of Group (See Instructions): (a) (b)
3	SEC Use Only:
4	Source of Funds: OO
5	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 4,699,795 8. Shared Voting Power: 998,421 9. Sole Dispositive Power: 4,699,795 10. Shared Dispositive Power: 998,421
11	Aggregate Amount Beneficially Owned By Each Reporting Person: 5,698,216
12	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions):
13	Percent Of Class Represented By Amount In Row (11): 6.6%*
14	Type of Reporting Person IN
*As reported in the Issuer's Quarterly Report on Form 10-Q filed on May 9, 2011 and calculated in accordance with Rule 13d-3(d)(1)(i).

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, par value $0.01 per share (the “Common Shares”), of Tanger Factory Outlet Centers, Inc. (“TFOC” or the “Issuer”). The Issuer is a North Carolina corporation with its principal executive offices located at 3200 Northline Avenue, Suite 360, Greensboro, North Carolina 27408.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Steven B. Tanger (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 3200 Northline Avenue, Suite 360, Greensboro, North Carolina 27408.

(c) The Reporting Person's current principal occupation is President, Chief Executive Officer and director of the Issuer, whose principal executive offices are located at 3200 Northline Avenue, Suite 360, Greensboro, North Carolina 27408.

(d) and (e)

During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.
On June 1, 2011, the Tanger Family Limited Partnership was dissolved in connection with the settling of the estate of Stanley K. Tanger, founder of the Issuer. The units (“Units”) of limited partnership in Tanger Properties Limited Partnership (the “Operating Partnership”), which are exchangeable into the Issuer's Common Shares, and the Issuer's Common Shares owned by the Tanger Family Limited Partnership were distributed pro rata to the partners of the Tanger Family Limited Partnership, including the Reporting Person and certain corporations with which the Reporting Person is affiliated, Tanger-P.F. Properties, Inc. (“TPFP”) and Pigeon Forge Factory Stores, Inc. (“Pigeon Forge”). As a result of this distribution, the Reporting Person, TPFP and Pigeon Forge received an aggregate of 208,308 of the Issuer's Common Shares (the “Shares”) and 1,136,185 Units of the Operating Partnership, the operating partnership of the Issuer. Each Unit of the Operating Partnership is exchangeable into four Common Shares of the Issuer.
Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

The Common Shares and Units included in this Schedule 13D are held or beneficially owned by the Reporting Person for investment purposes. The Reporting Person has no present intention of converting the Units held or beneficially owned by him into Common Shares of the Issuer. However, as the President and Chief Executive Officer and a director of the Issuer, the Reporting Person intends to participate in and actively influence the affairs of the Issuer. The Reporting Person expects to acquire additional Common Shares of the Issuer and Units of the Operating Partnership through compensatory grants by the Issuer or Operating Partnership or through public or private purchases. The Reporting Person may dispose of a portion of his interest in the Issuer through public or private sales, transfers to trusts with which the Reporting Person does not serve as trustee, or by gift or donation to family members, charitable organizations or third parties.

In addition, as a public real estate investment trust, the Issuer regularly raises capital through public and private offerings of its equity securities and the Operating Partnership's debt securities and the Issuer regularly considers and makes acquisitions and dispositions of real estate and other businesses, and the Reporting Person actively participates in making decisions regarding these transactions as is inherent in his position as the President and Chief Executive Officer of the Issuer and as a member of the Board of Directors of the Issuer. In the ordinary course of his duties as President and Chief Executive Officer and a director of the Issuer, the Reporting Person has and expects in the future to discuss and to make decisions regarding plans or proposals with respect to the matters specified in clauses (a) through (j) of Item 4 of Schedule 13 with the Issuer.

Item 5. Interest in Securities of the Issuer.
(a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference.
Of the 1,153,476 Common Shares and 1,136,185 Units reported in this Schedule 13D:

•	the Reporting Person directly holds 1,081,719 Common Shares, 897,519 Units and currently exercisable options to purchase 28,000 Units of the Operating Partnership;

•	TPFP directly holds 5,884 Common Shares and 32,095 Units; and

•	Pigeon Forge directly holds 37,873 Common Shares and 206,571 Units.
The Reporting Person is the President, a board member and a shareholder of TPFP. The Reporting Person is the President and a board member of Pigeon Forge. As a result of these positions, the Reporting Person may be deemed to control TPFP and Pigeon Forge and to have shared beneficial ownership of the Common Shares and Units held by each such entity. However, the Reporting Person disclaims beneficial ownership of the Shares and Units held by TPFP and Pigeon Forge except to the extent of his pecuniary interest in such Shares and Units. It is expected that in connection with the settling of the estate of Stanley K. Tanger, founder of the Issuer, the Reporting Person will receive a distribution of Pigeon Forge shares resulting in a pecuniary interest in a portion of the Shares held by Pigeon Forge.
The amounts of the Issuer's securities reported on this Schedule 13D do not include 28,665 Common Shares and 156,349 Units held by the Steven B. Tanger Spray Trust 2010, of which the Reporting Person is not the trustee, and the Reporting Person does not otherwise have investment or voting control with respect to the securities held by such trust and as to which the Reporting Person disclaims beneficial ownership. The Reporting Person is, however, a beneficiary of such trust and has a pecuniary interest in the Common Shares held by such trust.
In addition, the above amounts exclude 180,000 Notional Units granted to the Reporting Person under the 2010 Multi-Year Performance Award Plan, which are currently unearned and unvested. These Notional Units convert into a number of Common Shares based on the aggregate Common Share price appreciation over the four year period from January 1, 2010 to December 31, 2013.
(c) Pursuant to the distribution described in Item 3 above, on June 1, 2011 the Reporting Person, TPFP and Pigeon Forge received the indicated number of Common Shares and Units:

•	Steven Tanger: 164,551 Common Shares and 897,519 Units

•	TPFP: 5,884 Common Shares and 32,095 Units

•	Pigeon Forge: 37,873 Common Shares and 206,571 Units
In addition, on April 25, 2011, the Reporting Person received a distribution of 294,999 Common Shares from the SKT Trust # 92-101 as a named beneficiary.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Employment Agreement

The Reporting Person provides services to the Issuer and Operating Partnership pursuant to an employment agreement dated as of December 29, 2008 by and among the Reporting Person, Operating Partnership and Issuer (the “Employment Agreement”). The Employment Agreement had an initial term of three years effective as of January 1, 2004, and automatically extends for one additional year on January 1 of each year unless the Reporting Person's employment is terminated, or either the Operating Partnership or Issuer gives written notice to the Reporting Person within 180 days prior to such January 1 that the term will not be automatically extended. Pursuant to the Employment Agreement, the Reporting Person receives annual cash compensation in the form of salary and bonus. The base salary provided for in such contract may be increased but not decreased each year.

Upon termination of employment, the Reporting Person has agreed not to compete with the Issuer for one year (or three years if severance compensation is received) within a 50 mile radius of the site of any commercial property owned, leased or operated by the Issuer as of the date of the Reporting Person's employment termination or within a 50 mile radius of any commercial property that we negotiated to acquire, lease or operate within the six month period prior to the Reporting Person's employment termination. The Reporting Person's covenant not to compete mandates that, during the term of his employment contract and during the effective period of the covenant, the Reporting Person will direct his commercial real estate activities through us, with exceptions for development of properties that were owned collectively or individually by him, by members of his family or by any entity in which any of them owned an interest or that was for the benefit of any of them prior to the Issuer's initial public offering (referred to as the “Excluded Properties”). In no event will the Reporting Person engage in the development, construction, or management of outlet shopping centers or other competing retail commercial property outside of the Issuer or the Operating Partnership during the effective period of the covenant not to compete (with the exception of the Excluded Properties).

In addition, the Reporting Person will not engage in any active or passive investment in property relating to outlet centers or other competing retail commercial property, with the exception of the ownership of up to one percent of the securities of any publicly traded company. The Reporting Person is also permitted to engage in service on the board of directors of any publicly traded company.

If the employment of the Reporting Person terminates without Cause, as defined in the Employment Agreement, or such employment is terminated by the Reporting Person with Good Reason, as defined in the Employment Agreement, the Reporting Person will receive a severance benefit from the Issuer in the form of a lump sum cash payment equal to 300% of the sum of (a) his annual base salary, (b) the higher of (i) the prior year's annual bonus or (ii) the average annual bonus for the preceding three years, and (c) his automobile allowance for the current year subject to the limitations required to comply with Section 409A of the Internal Revenue Code. Share based awards under the Issuer's Incentive Award Plan are included in the calculation of the prior year's annual bonus and average annual bonus. Upon such a termination, the Reporting Person is also entitled to receive continued benefits, including the payment of life insurance premiums, for the remaining contract term as if employment had not been terminated. If employment terminates by reason of death or disability, the Reporting Person or his estate will receive a lump sum amount from the Issuer equal to (a) his annual base salary that would have been paid for the remaining contract term if employment had not terminated, plus (b) his annual bonus that would have been paid during the year of termination had employment not terminated, multiplied by a fraction the numerator of which is the number of days in the year prior to termination and the denominator of which is 365. The Reporting Person would also be entitled to the continued payment of life insurance premiums for the remainder of the contract term upon a termination for disability.

The Employment Agreement also grants the Reporting Person with registration rights with respect to the Common Shares that he beneficially owns as discussed below.

Incentive Award Plan

The Reporting Person is also eligible for equity awards under the Issuer's and Operating Partnership's Amended and Restated Incentive Award Plan, as amended (the “Incentive Award Plan”), which was originally adopted by the Issuer on December 29, 2008, pursuant to which the Share and Unit Option Committee of the Issuer may from time to time award the Issuer's and Operating Partnership's equity to the Reporting Person as compensation for his service as President and Chief Executive Officer. An aggregate of 15,400,000 Common Shares or Units is authorized for issuance under the plan, which has an annual individual award limit of 720,000 Common Shares for equity awards and $2,000,000 for cash performance awards.

The Reporting Person received 180,000 Notional Units under the 2010 Multi-Year Performance Award Plan, which is part of the Incentive Award Plan. The 2010 Multi-Year Performance Award Plan is a long-term incentive compensation plan which awards participants based on the Issuer's share price appreciation over four years beginning on January 1, 2010. After the awards are earned, they will remain subject to transfer restrictions and forfeiture conditions during a one-year vesting period. For notional amounts granted in 2010, any shares earned on December 31, 2013 will vest on December 31, 2014 contingent on continued employment through the vesting date.

If the Issuer's aggregate share price appreciation during this period equals or exceeds the minimum threshold of 40%, then the notional units will convert into the Issuer's Common Shares on a one-for-one basis. The minimum threshold of 40% requires shareholders to receive a significant return before management would begin to share in the value creation. The notional units will convert into Common Shares on a one-for-two basis if the share price appreciation exceeds the target threshold of 50% and on a one-for-three basis if the share price appreciation exceeds the maximum threshold of 60%. The notional amounts will convert on a pro rata basis between share price appreciation thresholds.

Additional information about the Reporting Person's equity compensation and role in setting the compensation of the other officers of the Issuer is available in the Issuer's annual proxy statement.

Registration Rights Agreement

The Reporting Person is a party to a Registration Rights Agreement, dated as of May 27 1993, as amended, with the Issuer (the “Registration Rights Agreement”). The Registration Rights Agreement provides that the Reporting Person or any other persons holding at least 25% of the outstanding Registrable Securities (as defined in the Registration Rights Agreement) has the right to demand that the Issuer undertake to effect up to six registrations under the Securities Act of 1933, as amended, of the securities subject to such agreement as soon as practicable, but in any event, within 60 days after a receipt of a request from such holder or holders. The Registration Rights Agreement also provides certain “piggyback” rights for the Reporting Person in connection with future registrations of the sale of securities by the Issuer, subject to customary underwriter limitations. The Registration Rights Agreement has customary provisions for indemnification against liabilities, including liabilities under securities laws by both the Issuer and the persons seeking to sell securities. The Registration Rights Agreement also provides that the Issuer will pay the costs of such registration for piggyback registrations and for five demand registrations and that the selling security holders and the Issuer will each pay half of the costs for the remaining demand registration.

The descriptions of the Employment Agreement, Incentive Award Plan, and the Registration Rights Agreement in this Schedule 13D are qualified in their entirety by reference to such agreements, which are included as Exhibits hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

1.    Amended and Restated Employment Agreement for Steven B. Tanger, as of December 29, 2008. (Incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K dated December 31, 2008.)

2.    Amended and Restated Incentive Award Plan of Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership, effective December 29, 2008. (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated March 20, 2009.)

3.    Amendment to the Amended and Restated Incentive Award Plan of Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership, dated May 14, 2010. (Incorporated by reference to Exhibit 10.1 to the Issuer's and Operating Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.)

4.    Registration Rights Agreement among the Issuer, the Tanger Family Limited Partnership and Stanley K. Tanger. (Incorporated by reference to the exhibits to the Issuer's Registration Statement on Form S-11 filed May 27, 1993, as amended.)

5.    Amendment to Registration Rights Agreement among the Issuer, the Tanger Family Limited Partnership and Stanley K. Tanger. (Incorporated by reference to the exhibits to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1995.)

6.    Second Amendment to Registration Rights Agreement among the Issuer, the Tanger Family Limited Partnership and Stanley K. Tanger dated September 4, 2002. (Incorporated by reference to Exhibit 10.11B to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2003.)

7.    Third Amendment to Registration Rights Agreement among the Issuer, the Tanger Family Limited Partnership and Stanley K. Tanger dated December 5, 2003. (Incorporated by reference to Exhibit 10.11C to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2003.)

8.    Fourth Amendment to Registration Rights Agreement among the Issuer, the Tanger Family Limited Partnership and Stanley K. Tanger dated August 8, 2006. (Incorporated by reference to Exhibit 10.12D to the Issuer's Registration Statement on Form S-3, dated August 9, 2006.)

9.    Fifth Amendment to Registration Rights Agreement among the Issuer, The Tanger Family Limited Partnership and Stanley K. Tanger dated August 10, 2009. (Incorporated by reference to Exhibit 1.2 to the Issuer's Current Report on Form 8-K dated August 14, 2009.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 13, 2011

STEVEN B. TANGER

/s/ Steven B. Tanger